Consolidated Financial Statements

Year Ended December 31, 2012

(Expressed in Canadian Dollars)

S A M E X M I N I N G    C O R P.

SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch. SMXMF - OTCQB

To the Shareholders of SAMEX Mining Corp.

We have audited the accompanying consolidated financial statements of SAMEX Mining Corp., which comprise the consolidated statements of financial position as at December 31, 2012 and 2011, and January 1, 2011 and the consolidated statements of comprehensive income and loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2012 and 2011, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence that we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of SAMEX Mining Corp. as at December 31, 2012 and 2011, and January 1, 2011 and its financial performance and its cash flows for the years ended December 31, 2012 and 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 1 to the consolidated financial statements which describes matters and conditions that indicate the existence of a material uncertainty that cast significant doubt about SAMEX Mining Corp.’s ability to continue as a going concern.

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED ACCOUNTANTS

Vancouver, Canada

April 23, 2013

SAMEX MINING CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(EXPRESSED IN CANADIAN DOLLARS)

	DECEMBER 31,	DECEMBER 31,	January 1,
	2012	2011	2011
		(Restated-Note 13)	(Restated-Note 13)

ASSETS

CURRENT ASSETS
CASH	$2,756,359	$3,991,264	$4,870,337
GOLD AND SILVER BULLION (NOTE 4)	642,690	5,807,372	4,107,332
OTHER CURRENT ASSETS	131,996	119,538	32,551

	3,531,045	9,918,174	9,010,220
NON-CURRENT ASSETS
EQUIPMENT (NOTE 5)	102,227	81,295	37,928
EXPLORATION AND EVALUATION
ASSETS (NOTE 6)	18,139,082	12,397,911	10,068,371

	18,241,309	12,479,206	10,106,299

TOTAL ASSETS	$21,772,354	$22,397,380	$19,116,519

LIABILITIES

CURRENT
TRADE PAYABLES AND
ACCRUED LIABILITIES	$193,848	$89,210	$91,890

SHAREHOLDERS' EQUITY

SHARE CAPITAL (NOTE 8)	50,038,530	50,033,530	44,702,328
RESERVES	6,192,002	5,145,437	3,028,356
DEFICIT	(34,652,026)	(32,870,797)	(28,706,055)

	21,578,506	22,308,170	19,024,629
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY	$21,772,354	$22,397,380	$19,116,519

NATURE AND CONTINUANCE OF OPERATIONS (NOTE 1)

SUBSEQUENT EVENTS (NOTES 4, 6, 9 AND 12)

COMMITMENTS (NOTE 6)

APPROVED BY THE DIRECTORS

“Sasan Sadeghpour”
Director

“Travis Cocke”
Director

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3

SAMEX MINING CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(EXPRESSED IN CANADIAN DOLLARS)

	YEAR ENDED DECEMBER 31,
	2012	2011
		(Restated-Note 13)

EXPENSES

AMORTIZATION	$36,466	$47,037
CONSULTING FEES (NOTE 9)	33,050	34,875
FOREIGN EXCHANGE	55	1,581
IMPAIRMENT OF EXPLORATION AND EVALUATION ASSETS	215,450	19,142
INTEREST AND BANK CHARGES	19,901	25,661
MINERAL INTERESTS, ADMINISTRATION AND
INVESTIGATION COSTS	387,787	287,369
OFFICE AND MISCELLANEOUS	127,822	148,667
PROFESSIONAL FEES (NOTE 9)	450,555	166,606
REGULATORY FEES	22,607	24,882
SALARIES AND BENEFITS	455,631	608,569
STOCK-BASED COMPENSATION (NOTE 8)	-	2,626,421
TRANSFER AGENT FEES	12,049	12,207
TRAVEL AND PROMOTION	104,934	139,089

LOSS FROM OPERATIONS	1,866,307	4,142,106

GAIN ON GOLD AND SILVER BULLION (NOTE 4)	(419,332)	(433,233)

NET LOSS	1,446,975	3,708,873

OTHER COMPREHENSIVE INCOME (LOSS)
TRANSLATION GAIN (LOSS)	685,420	(1,143,999)

COMPREHENSIVE LOSS	$761,555	$4,852,872

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	126,731,636	124,987,219

LOSS PER SHARE - BASIC AND DILUTED	$(0.02)	$(0.03)

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4

SAMEX MINING CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(EXPRESSED IN CANADIAN DOLLARS)

	SHARE CAPITAL		RESERVES
			SHARE-BASED	FOREIGN
	NUMBER		PAYMENT	EXCHANGE
	OF SHARES	AMOUNT	RESERVE	RESERVE	DEFICIT	TOTAL

BALANCE AT JANUARY 1, 2011
(Restated-Note 13)	119,467,719	$44,702,328	$3,267,329	$(238,973)	$(28,706,055)	$19,024,629

TOTAL COMPREHENSIVE LOSS
FOR THE PERIOD	-	-	-	(1,143,999)	(3,708,873)	(4,852,872)
SHARES ISSUED FOR CASH -
WARRANT EXERCISE	6,941,000	5,227,662	(552,162)	-	-	4,675,500
OPTION EXERCISE	300,000	103,540	(43,540)	-	-	60,000
SHARE BASED PAYMENTS	-	-	3,400,913	-	-	3,400,913
WARRANT EXTENSION	-	-	455,869	-	(455,869)	-
BALANCE AT DECEMBER 31, 2011
(Restated-Note 13)	126,708,719	50,033,530	6,528,409	(1,382,972)	(32,870,797)	22,308,170

TOTAL COMPREHENSIVE LOSS
FOR THE PERIOD	-	-	-	685,420	(1,446,975)	(761,555)
SHARES ISSUED FOR CASH -
WARRANT EXERCISE	25,000	5,000	-	-	-	5,000
SHARE BASED PAYMENTS	-	-	26,891	-	-	26,891
WARRANT EXTENSIONS	-	-	1,223,677	-	(1,223,677)	-
EXPIRY OF OPTIONS	-	-	(217,883)	-	217,883	-
FORFEITURE OF OPTIONS	-	-	(671,540)	-	671,540	-

BALANCE AT DECEMBER 31, 2012	126,733,719	$50,038,530	$6,889,554	$(697,552)	$(34,652,026)	$21,578,506

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5

SAMEX MINING CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(EXPRESSED IN CANADIAN DOLLARS)

	YEARS ENDED DECEMBER 31,
	2012	2011
		(Restated-Note 13)
CASH PROVIDED (USED) BY

OPERATING ACTIVITIES

NET LOSS	$(1,446,975)	$(3,708,873)
ADJUSTMENTS FOR NON-CASH ITEMS:
AMORTIZATION	36,466	47,037
GAIN ON GOLD AND SILVER BULLION	(419,332)	(433,233)
GOLD AND SILVER BULLION VAULT FEES	15,931	21,993
IMPAIRMENT OF EXPLORATION AND EVALUTION ASSETS	215,450	19,142
STOCK-BASED COMPENSATION	-	2,626,421
CHANGES IN NON-CASH WORKING CAPITAL ITEMS
OTHER CURRENT ASSETS	(12,457)	(86,987)
TRADE PAYABLES AND ACCRUED LIABILITIES	104,638	(2,680)

NET CASH FLOW USED IN OPERATING ACTIVITIES	(1,506,279)	(1,517,180)

INVESTING ACTIVITIES

EXPENDITURES ON EXPLORATION AND EVALUATION ASSETS	(5,244,231)	(2,570,758)
EXPENDITURES ON EQUIPMENT	(24,715)	(101,509)
PROCEEDS FROM GOLD AND SILVER BULLION	5,568,083	1,220,290
PURCHASE OF GOLD AND SILVER BULLION	-	(2,509,090)

NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES	299,137	(3,961,067)

FINANCING ACTIVITIES

PROCEEDS ON ISSUANCE OF COMMON SHARES -
NET OF SHARE ISSUE COSTS	5,000	4,735,500

NET CASH FLOWS FROM INVESTING ACTIVITIES	5,000	4,735,500

EFFECT OF FOREIGN EXHANGE ON CASH	(32,763)	(136,328)

DECREASE IN CASH	(1,202,142)	(742,747)

CASH, BEGINNING	3,991,264	4,870,337

CASH, ENDING	$2,756,359	$3,991,262

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6

SAMEX MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012

(EXPRESSED IN CANADIAN DOLLARS)

1.    NATURE AND CONTINUANCE OF OPERATIONS

SAMEX Mining Corp. (the “Company”) was incorporated on December 15, 1967 under the laws of the province of British Columbia, Canada, and its principal activity is the acquisition and exploration of exploration and evaluation assets in Chile. The Company’s shares are traded on the TSX Venture Exchange (“TSX-V”) under the symbol “SXG”.

The head office and principal address of the Company is located at #301 - 32920 Ventura Ave., Abbotsford, British Columbia, Canada V2S 6J3. The Company’s registered address and records office is located at #3000 Royal Centre, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3R3.

These consolidated financial statements have been prepared on the assumption that the Company and its subsidiaries will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at December 31, 2012, the Company had not advanced its property to commercial production and is not able to finance day to day activities through operations. The Company’s continuation as a going concern is dependent upon successful results from its mineral property exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. These factors indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. Management intends to finance operating costs over the next twelve months with its cash, proceeds from the exercise of warrants or private placement of common shares. Should the Company be unable to continue as a going concern, the net realizable value of its assets may be materially less than the amounts on its consolidated statement of financial position.

2.     SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The financial statements were authorized for issue on April 23, 2013 by the directors of the Company.

Statement of compliance with International Financial Reporting Standards

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Basis of measurement

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The consolidated financial statements are presented in Canadian dollars.

7

SAMEX MINING CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (EXPRESSED IN CANADIAN DOLLARS)

2.     SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION (CONTINUED)

Consolidation

The consolidated financial statements include the accounts of the Company and its controlled entities. Details of controlled entities are as follows:

		Percentage Owned
	Country of	December 31,
	Incorporation	2012	2011

Minera Samex Chile S.A.	Chile	99.9%	99.9%
South American Mining & Exploration Corp. - Inactvive	Canada	100.0%	100.0%
Samex International Ltd. - Inactive	Bahamas	100.0%	100.0%
Empresa Minera Boliviana S.A. ("Emibol")	Bolivia	98.0%	98.0%
Samex S.A. - Inactive	Bolivia	98.0%	98.0%
Minas Bolivex S.A. ("Bolivex") - Inactive	Bolivia	98.0%	98.0%

Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation.

Significant accounting judgments, estimates and assumptions

The preparation of financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include the useful lives of equipment, the recoverability of the carrying value of exploration and evaluation assets, fair value measurements for financial instruments and stock-based compensation and other equity-based payments, the recoverability and measurement of deferred tax assets, provisions for restoration and environmental liabilities, and contingent liabilities.

Significant judgments

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s financial statements include:

•	The assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;
•	The classification and allocation of expenditures as exploration and evaluation expenditures or operating expenses;
•	The classification of financial instruments; and
•	The determination of the functional currency of the parent company and its subsidiaries.
8

SAMEX MINING CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (EXPRESSED IN CANADIAN DOLLARS)

2.     SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION (CONTINUED)

Foreign currency translation

The functional currency of each controlled entity is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Canadian dollars which is the parent company’s functional and presentation currency. The functional currency of the Company’s subsidiary, Minera Samex Chile S.A., is the Chilean peso.

Transactions and balances:

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in the statement of comprehensive loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income in the statement of comprehensive income to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

Share-based payments

The Company maintains an employee stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the share-based payment reserve. The fair value of options is determined using a Black–Scholes pricing model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Loss per share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the period.  For all periods presented, the loss attributable to common shareholders equals the reported loss attributable to owners of the Company.  Diluted loss per share is calculated by the treasury stock method.  Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

9

SAMEX MINING CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (EXPRESSED IN CANADIAN DOLLARS)

2.     SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION (CONTINUED)

Exploration and evaluation expenditures

Costs incurred before the Company has obtained the legal rights to explore an area are expensed as incurred.

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Option payments are considered acquisition costs provided that the Company has the intention of exercising the underlying option.

Property option agreements are exercisable entirely at the option of the optionee. Therefore, option payments (or recoveries) are recorded when the payment is made (or received) and are not accrued.

Exploration and evaluation expenditures are capitalized. The Company capitalizes costs to specific blocks of claims or areas of geological interest. Government tax credits received are recorded as a reduction to the cumulative costs incurred and capitalized on the related property.

Exploration and evaluation assets are assessed for impairment if facts or circumstances indicate that impairment exists. Examples of such facts and circumstances are as follows:

•	The period for which the Company has the right to explore in a specific area has expired during the period or will expire in the near future, and is not expected to be renewed;
•	Substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;
•	Exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and
•	Sufficient data exits to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

After technical feasibility and commercial viability of extracting a mineral resource are demonstrable, the Company stops capitalizing expenditures for the applicable block of claims or geological area of interest and tests the asset for impairment. The capitalized balance, net of any impairment recognized, is then reclassified to either tangible or intangible mine development assets according to the nature of the asset.

Financial instruments

The Company classifies its financial instruments in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale and financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Financial assets are classified at fair value through profit or loss when they are either held for trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

10

SAMEX MINING CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (EXPRESSED IN CANADIAN DOLLARS)

2.     SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION (CONTINUED)

Financial instruments (continued)

Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Company’s intention to hold these investments to maturity. They are subsequently measured at amortized cost.  Held-to-maturity investments are included in non-current assets, except for those which are expected to mature within 12 months after the end of the reporting period.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments and are subsequently measured at fair value.  These are included in current assets to the extent they are expected to be realized within 12 months after the end of the reporting period. Unrealized gains and losses are recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses on monetary financial assets.

Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost.

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the Company commits to purchase the asset.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen.

The Company does not have any derivative financial assets and liabilities.

Impairment of assets

The carrying amount of the Company’s assets (which include equipment and exploration and evaluation assets) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the statement of comprehensive loss.

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount. Any reversal of the impairment cannot increase the carrying value of the asset to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

11

SAMEX MINING CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (EXPRESSED IN CANADIAN DOLLARS)

2.     SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION (CONTINUED)

Income taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax:

Deferred income tax is provided using the balance sheet method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Restoration and environmental obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to the related asset along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.

The Company’s estimates of restoration costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related asset with a corresponding entry to the restoration provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of restoration costs, are charged to the statement of comprehensive loss for the period.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to the statement of comprehensive loss in the period incurred.

The costs of restoration projects that were included in the provision are recorded against the provision as incurred. The costs to prevent and control environmental impacts at specific properties are capitalized in accordance with the Company’s accounting policy for exploration and evaluation assets.

12

SAMEX MINING CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (EXPRESSED IN CANADIAN DOLLARS)

2.     SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION (CONTINUED)

Equipment

Equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of income and comprehensive loss during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

Amortization is calculated on a straight-line method to write off the cost of the assets to their residual values over their estimated useful lives. The amortization rates applicable to each category of equipment are as follows:

Class of equipment	Depreciation rate
Motor vehicles	5 years
Exploration equipment	4 to 8 years
Office equipment	4 to 10 years

3.     ACcounting standards issued bUt not yet effective

New standard IFRS 9 “Financial Instruments”

This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.

The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015.

New standard IFRS 10 “Consolidated Financial Statements”

This new standard will replace IAS 27 “Consolidated and Separate Financial Statements”, and SIC-12 “Consolidation – Special Purpose Entities”. Concurrent with IFRS 10, the IASB issued IFRS 11 “Joint Ventures”; IFRS 12 “Disclosures of Involvement with Other Entities”; IAS 27 “Separate Financial Statements”, which has been amended for the issuance of IFRS 10 but retains the current guidance for separate financial statements; and IAS 28 “Investments in Associates and Joint Ventures”, which has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11.

IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, eliminating the risks and rewards approach included in SIC-12, and requires continuous assessment of control over an investee. The above consolidation standards are effective for annual periods beginning on or after January 1, 2013.

New standard IFRS 11 “Joint Arrangements”

This new standard requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation.  Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venture will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes lAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities-Non-monetary Contributions by Venturers.

13

SAMEX MINING CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (EXPRESSED IN CANADIAN DOLLARS)

3.     ACcounting standards issued bUt not yet effective

New standard IFRS 12 “Disclosure of Interests in Other Entities”

This new standard establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity's interests in other entities. IFRS 12 is effect for annual periods beginning on or after January 1, 2013.

New standard IFRS 13 “Fair value measurement”

This new standard replaces the fair value measurement guidance currently included in various other IFRS standards with a single definition of fair value and extensive application guidance. IFRS 13 provides guidance on how to measure fair value and does not introduce new requirements for when fair value is required or permitted. It also establishes disclosure requirements to provide users of the financial statements with more information about fair value measurements. IFRS 13 is effective for annual periods beginning on or after January 1, 2013.

Amendments to IAS 32 “Financial Instruments: Presentation”

These amendments address inconsistencies when applying the offsetting requirements, and are effective for annual periods beginning on or after January 1, 2014.

Financial statement presentation

In June 2011, the IASB and the Financial Accounting Standards Board (“FASB”) issued amendments to standards to align the presentation requirements for other comprehensive income (“OCI”). The IASB issued amendments to IAS 1 “Presentation of Financial Statements” to require companies preparing financial statements under IFRS to group items within OCI that may be reclassified to the profit or loss. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements. The amendments are effective for fiscal years beginning on or after July 1, 2012.

The Company has not early adopted these revised standards and is currently assessing the impact that these standards will have on its consolidated financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

4.     GOLD AND SILVER BULLION

Gold and silver bullion are measured at fair value with changes in carrying values being included in profit and loss.

During the year ended December 31, 2011, the Company sold 35,000 ounces of silver bullion for proceeds of $1,220,291 and purchased $1,799,950 of gold bullion and $709,140 of silver bullion. The Company held 87,362 grams of gold bullion and 50,019 ounces of silver bullion which had a fair value of $5,807,372 at December 31, 2011.

During the year ended December 31, 2012, the Company sold 81,040 grams of gold bullion and 39,300 ounces of silver bullion for proceeds of $5,568,083. The Company held 6,230 grams of gold and 10,328 ounces of silver which had fair value of $642,690 at December 31, 2012.

Subsequent to the year ended December 31, 2012, the Company sold its remaining gold and silver bullion for proceeds of $651,753.

During the year ended December 31, 2012, the Company recognized a gain of $419,332 (2011 - $433,233) on the sale of, or changes in fair value of its gold and silver bullion.

14

SAMEX MINING CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (EXPRESSED IN CANADIAN DOLLARS)

5.     Equipment

	Motor	Exploration	Office
	Vehicles	Equipment	Equipment	Total

Cost
At December 31, 2011	$206,341	$69,333	$151,200	$426,874
Net additions	5,119	9,168	10,428	24,715
At December 31, 2012	211,460	78,501	161,628	451,589

Depreciation
At December 31, 2011	130,996	62,697	122,264	315,957
Charge	22,335	3,742	10,389	36,466
At December 31, 2012	153,331	66,439	132,653	352,423

Currency adjustment
At December 31, 2011	(20,122)	(1,772)	(7,728)	(29,622)
At December 31, 2012	2,621	389	51	3,061

Net book value
At December 31, 2011	55,223	4,864	21,208	81,295
At December 31, 2012	$60,750	$12,451	$29,026	$102,227

	Motor	Exploration	Office
	Vehicles	Equipment	Equipment	Total

Cost
At December 31, 2010	$150,225	$61,329	$132,321	$343,875
Additions	74,626	8,004	18,879	101,509
Disposals	(18,510)	-	-	(18,510)
At December 31, 2011	206,341	69,333	151,200	426,874

Depreciation
At December 31, 2010	114,833	59,544	113,053	287,430
Charge	34,673	3,153	9,211	47,037
Disposals	(18,510)	-	-	(18,510)
At December 31, 2011	130,996	62,697	122,264	315,957

Currency adjustment
At December 31, 2010	(11,610)	(586)	(6,321)	(18,517)
At December 31, 2011	(20,122)	(1,772)	(7,728)	(29,622)

Net book value
At December 31, 2010	23,782	1,199	12,947	37,928

At December 31, 2011	$55,223	$4,864	$21,208	$81,295

15

SAMEX MINING CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (EXPRESSED IN CANADIAN DOLLARS)

6.	EXPLORATION AND EVALUATION ASSETS

					Miscellaneous	Eskapa	Balance	Balance
					Properties -	El Desierto	December 31,	December 31,
	Los Zorros	Chimberos	INCA	Espejismo	Chile	Santa Isabel	2012	2011

Property acquisition costs
Balance beginning of period	$1,366,712	$14,298	$1,921,274	$1,000	$1,000	$3,000	$3,307,284	$3,078,210
Additions	98,408	3,383	20,735	-	-	-	122,526	229,074
Write-down due to impairment	(154,651)	-	-	-	-	(3,000)	(157,651)	-

	$1,310,469	$17,681	$1,942,009	$1,000	$1,000	$-	$3,272,159	$3,307,284

Exploration and evaluation costs
Balance beginning of period	$7,257,888	$154,517	$1,678,222	$-	$-	$-	$9,090,627	$6,990,161
Costs incurred during period
Drilling and sub-contracts	2,924,341	564,597	68,126	-	-	-	3,557,064	1,160,343
Field camp supplies	70,787	386	23,955	-	-	424	95,552	64,490
Geology, mapping, surveys - cash	364,030	4,406	1,406	-	-	-	369,842	589,769
Geology, mapping, surveys -
stock-based compensation	26,891	-	-	-	-	-	26,891	774,491
Legal	-	-	-	-	-	378	378	4,135
Property patent payments	88,236	9,987	40,215	10,237	4	-	148,679	148,889
Site/project administration	30,190	1,891	20,036	-	-	-	52,117	58,107
Travel and accommodation	80,132	15,682	-	-	-	-	95,814	56,670

	3,584,607	596,949	153,738	10,237	4	802	4,346,337	2,856,894

Other
Advance royalty payments	99,083	-	-	-	-	-	99,083	97,740
Value-added taxes	703,176	-	-	-	-	-	703,176	161,541
Write-down due to impairment	(46,756)	-	-	(10,237)	(4)	(802)	(57,799)	(19,142)
Currency adjustment	511,713	29,443	144,343	-	-	-	685,499	(996,567)

	1,267,216	29,443	144,343	(10,237)	(4)	(802)	1,429,959	(756,428)

	$12,109,711	$780,909	$1,976,303	$-	$-	$-	$14,866,923	$9,090,627

Total	$13,420,180	$798,590	$3,918,312	$1,000	$1,000	$-	$18,139,082	$12,397,911

16

SAMEX MINING CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (EXPRESSED IN CANADIAN DOLLARS)

6.	EXPLORATION AND EVALUATION ASSETS (CONTINUED)

The following is a description of the Company’s mineral exploration assets and the related expenditure commitments:

The Company has invested in various mineral interests located in Chile and Bolivia. The mineral interests have been acquired by purchase agreements, staking, option agreements, purchase at government auctions, or by earning a percentage interest in certain properties pursuant to a joint venture or other type of agreement. Government patent fees must be paid each year in order to keep the mineral concessions valid and in effect.

CHILE

i.	Los Zorros Property – As described below, the Company has a 100% interest in mineral concessions acquired by staking, purchase at government auction, purchase agreement, and by option contracts

Minera Ojos del Salado Purchase – The Company acquired a 100% interest in mineral interests for U.S. $50,000 (paid). The vendor retained a back-in option to earn a 30% to 51% interest in the event that the Company discovers a deposit containing not less than 2,000,000 tonnes of contained equivalent copper on the mineral interests.

Hochschild Option – The Company acquired a 100% interest in mineral interests for consideration of option payments totaling U.S. $230,000 (paid). The concessions are subject to a net smelter royalty (“NSR”) of up to 2%. The Company has the option to buy out the NSR at any time for U.S. $1,800,000. As the concessions were not in production as at December 31, 2007, the Company was required to pay annual advance NSR payments of U.S. $100,000 per year from February 29, 2008 to March 1, 2012 to a maximum of U.S. $500,000 (U.S. $500,000 paid). The advance NSR payments are recoverable from future NSR payments.

San Estaban Option – The Company acquired a 100% interest in mineral interests for consideration of option payments totaling U.S. $200,000 (paid). A 1.5% NSR was retained by the vendor.

Geosupply Servicios Bonus and Royalty - Pursuant to a consulting agreement dated September 25, 2002, the concessions above comprising the Los Zorros property are subject to a bonus of U.S. $150,000 payable within one year from the date of commencement of commercial production on the concessions and to a 0.25% NSR.

Aravena Option – The Company had an option to acquire a 100% interest in mineral concessions adjacent to the Los Zorros property by paying the 2011 patent payments (paid) and by making option payments totaling the Chilean peso equivalent of U.S. $245,345 as follows: U.S. $60,000 due on signing (paid); U.S. $95,345 due January 31, 2012 (paid) and U.S. $90,000 due January 31, 2013. Subsequent to the year ended December 31, 2012, the Company did not exercise the Aravena Option and did not make the final option payment. This resulted in an impairment of $201,407.

ii	Chimberos Property – The Company has a 100% interest in mineral concessions acquired by staking and purchasing concessions at government auction.
17

SAMEX MINING CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (EXPRESSED IN CANADIAN DOLLARS)

6.	EXPLORATION AND EVALUATION ASSETS (CONTINUED)

CHILE (CONTINUED)

iii.	INCA Property – As described below, the Company has a 100% interest in mineral concessions acquired by staking, purchase at government auction, and purchase and option agreements:

Araya Option – The Company acquired a 100% interest in mineral interests (the Providencia Mine concessions situated within the greater INCA project area) for consideration of option payments totaling U.S. $300,000 (paid). A 1% NSR was retained by the vendor for a period of 20 years, however the Company has entered into an agreement to buy out the 1% NSR by making ten payments totaling U.S. $50,000 as follows: U.S. $5,000 due August 31, 2012 (paid); U.S. $5,000 due October 4, 2012 (paid); U.S. $5,000 due November 4, 2012 (paid); U.S. $5,000 due December 4, 2012 (paid); U.S. $5,000 due January 4, 2013 (paid); U.S. $5,000 due February 4, 2013 (paid); U.S. $5,000 due March 4, 2013 (paid); U.S. $5,000 due April 4, 2013 (paid); U.S. $5,000 due May 4, 2013; and U.S. $5,000 due June 4, 2013.

Rojas Option/Purchase – The Company acquired a 100% interest in mineral concessions for consideration of U.S. $ 300,000 (paid).

iv.	Espejismo Prospects – The Company has a 100% interest in mineral concessions acquired by staking and purchasing concessions at government auction. The property is inactive and no exploration is planned until additional concessions are acquired, consequently the interest was written down at December 31, 2012 to a nominal value of $1,000.
v.	Miscellaneous Property Interests - The Company holds mineral concessions for possible future evaluation. The mineral concessions are inactive and no exploration is currently planned, consequently the interests were written down at December 31, 2012 to a nominal value of $1,000.

BOLIVIA

The Eskapa, El Desierto and Santa Isabel properties in Bolivia have been on "care and maintenance" status since the Company suspended its exploration activities in Bolivia in 2009. Subsequent to the year ended December 31, 2012, the Company decided to commence closure of its Bolivian subsidiaries and not pay the patents due on the properties and consequently the Eskapa, El Desierto and Santa Isabel properties were written off at December 31, 2012.

18

SAMEX MINING CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (EXPRESSED IN CANADIAN DOLLARS)

7.	income tax expense and deferred tax assets and liabilities

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

	December 31,
	2012	2011

Net loss	$(1,446,778)	$(3,708,873)

Statutory tax rate	25.0%	26.5%

Expected income tax recovery at the statutory tax rate	$(361,695)	$(982,851)
Non-deductible items and other	(493,837)	1,025,204
Effect of change in tax rates	141,782	(65,588)
Change in valuation allowance	713,750	23,235

Income tax recovery	$-	$-

The Company has the following tax effected tax assets:

	December 31,
	2012	2011

Non-capital loss carry-forwards	$2,134,950	$1,612,941
Exploration and evaluation assets	1,893,727	1,689,019
Equipment	42,701	43,326
Other	(10,956)	1,386

	4,060,422	3,346,672
Valuation allowance	(4,060,422)	(3,346,672)

Net deferred tax assets	$-	$-

19

SAMEX MINING CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (EXPRESSED IN CANADIAN DOLLARS)

7.	income tax expense and deferred tax assets and liabilities (CONTINUED)

The tax pools relating to these deductible temporary differences expire as follows:

Canadian
non-capital
losses

2014	$560,214
2015	566,548
2026	721,754
2027	877,991
2028	718,701
2029	629,113
2030	787,800
2031	897,661
2032	759,802

$6,519,584

Chilean non-capital losses of $2,970,903, Canadian resources deductions of $5,597,594, Chilean resource deductions of $21,046,895 and other tax pools of $193,032 can be carried forward indefinitely.

8.	Share capital

Authorized share capital

Unlimited number of common shares without par value.

Unlimited number of Preferred Shares - In addition to common shares, the Company’s authorized share capital includes preferred shares without par value, none of which are issued. The board of directors is authorized, without further action by the shareholders, to issue preferred shares in one or more series and to set the number of shares constituting any such series and the designation, rights, privileges, restrictions and conditions attaching to the shares of such series including dividend rights and rates, redemption provisions (including sinking fund provisions), rights of conversion or exchange, liquidation preferences and voting rights, if any. The preferred shares as a class are entitled to priority over the common shares if the board of directors decides to pay any dividends, and, if the Company is dissolved, liquidated or wound up, the preferred shares are entitled as a class to priority in respect of return of capital. Except as required by law or the provisions of any designated series of preferred shares, the holders of preferred shares as a class is not entitled to receive notice of, attend or vote at any meeting of the Company’s shareholders.

20

SAMEX MINING CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (EXPRESSED IN CANADIAN DOLLARS)

8.	Share capital (CONTINUED)

Warrants

Balance		Balance			Balance
Dec. 31,	Issued/	Dec. 31,	Issued/		Dec. 31,	Exercise
2010	(Exercised)	2011	(Exercised)	(Expired)	2012	Price	Term to

1,744,000	(1,744,000)	-	-	-	-	$0.78	Feb. 13 2012
1,282,500	(1,282,500)	-	-	-	-	$0.70	Apr. 15, 2011
2,871,250	(2,250,000)	621,250	-	(621,250)	-	$1.00	Mar. 16, 2012
4,185,500	(1,536,000)	2,649,500	(25,000)	-	2,624,500	$0.20	Mar. 24, 2014
500,000	(500,000)	-	-	-	-	$0.30	Jun. 29, 2014
1,823,668	-	1,823,668	-	-	1,823,668	$0.35	Jul. 8, 2014
17,583,720	-	17,583,720	-	-	17,583,720	$0.70	Nov. 2, 2014

29,990,638	(7,312,500)	22,678,138	(25,000)	(621,250)	22,031,888

As at December 31, 2012, the weighted average remaining life of the share purchase warrants is 1.80 years and the weighted average exercise price of the share purchase warrants is $0.61.

During the year ended December 31, 2012, the Company extended the term of 1,823,668 warrants exercisable at $0.35 per share by two additional years from July 8, 2012 to July 8, 2014 and the term of 17,583,720 warrants exercisable at $0.70 per share by two additional years from November 1, 2012 to November 2, 2014. This resulted in incremental increases in the fair value of the warrants of $222,101 and $1,001,576 which have been charged to deficit during the year ended December 31, 2012.

During the year ended December 31, 2011, the Company received approval to extend the term of 2,871,250 warrants at $1.00 per share by one additional year from March 16, 2011 to March 16, 2012. This resulted in an incremental increase in the fair value of the warrants of $455,869 which was charged to deficit during the year ended December 31, 2011.

The change in the fair value of the warrants was estimated using the Black-Scholes option pricing model using the following assumptions:

	2012	2011
Risk-free interest rate	1.36%-1.09%	1.19%-1.79%
Expected volatility	108%-112%	87%-106%
Expected life	2 years	1-2 years
Dividend yield	0%	0%
21

SAMEX MINING CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (EXPRESSED IN CANADIAN DOLLARS)

8.	Share capital (CONTINUED)

Stock options

The Company maintains a “rolling” incentive stock option plan (the “Plan”) which authorizes the issuance of common shares to qualified option holders under the Plan. The Plan, which was approved by shareholders at the Annual General Meetings held on June 7, 2011 and October 1, 2012, authorizes the Board of Directors to grant options to purchase common shares of the Company to any person who is an employee, director, officer, or consultant for the Company or one of its subsidiaries and who is not otherwise prevented from receiving the Option under the terms of applicable policy of the TSX-V, or a company which is owned by one or more such individuals (an “Eligible Person”). The maximum number of Common Shares which may be reserved for issuance under the Plan is 10% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance under any other existing stock options or similar share compensation arrangement to persons who are eligible to receive options under the Plan. The maximum number which may be reserved for issuance to any one person under the Plan is 5% (unless otherwise approved by a majority of disinterested shareholders, which approval has not been sought or granted).  The Board is entitled, subject to the requirements of applicable TSX-V policy, to set the exercise price of each option (provided it is greater than the minimum prescribed under TSX-V Policy), the term during which it may be exercised (to a maximum of 10 years) and any vesting provisions as they may deem appropriate and as are in compliance with TSX-V policy. Any options granted under the Plan are exercisable only while the holder remains an Eligible Person or the time period determined by the Board after ceasing to be an Eligible Person, and are not assignable or transferable other than by will or the laws of descent and distribution.

Balance		Balance	Granted	Balance
Dec. 31,	Granted	Dec. 31,	(Expired) or	Dec. 31,	Exercise
2010	(Exercised)	2011	(Forfeited)	2012	Price	Term to

50,000	-	50,000	(50,000)	-	$0.80	Sep. 24, 2012
-	100,000	100,000	(100,000)	-	$1.40	Dec. 4, 2012
60,000	-	60,000	(60,000)	-	$0.70	Dec. 20, 2012
-	100,000	100,000	(100,000)	-	$0.70	Dec. 29, 2012
60,000	-	60,000	-	60,000	$0.20	Jan. 15, 2014
110,000	-	110,000	-	110,000	$0.35	Jan. 29, 2015
1,955,000	-	1,955,000	-	1,955,000	$0.40	Apr. 20, 2015
430,000	-	430,000	-	430,000	$0.35	Sep. 16, 2015
1,640,000	-	1,640,000	-	1,640,000	$0.85	May 2, 2016
1,170,000	-	1,170,000	-	1,170,000	$0.84	Feb. 23, 2017
-	-	-	100,000	100,000	$0.50	Jun. 5, 2017
3,555,000	(300,000)	3,255,000	-	3,255,000	$0.20	Sep. 2, 2019
-	200,000	200,000	-	200,000	$0.70	Jan. 6, 2021
-	2,425,000	2,425,000	(525,000)	1,900,000	$1.50	May 2, 2021

9,030,000	2,525,000	11,555,000	(735,000)	10,820,000

22

SAMEX MINING CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (EXPRESSED IN CANADIAN DOLLARS)

8.     Share capital (CONTINUED)

Stock options (continued)

As at December 31, 2012, the weighted average remaining contractual life of the options is 5.16 years and the weighted average exercise price of the options is $0.65.

Stock-Based Compensation – During the year ended December 31, 2012, the Company granted 100,000 stock options at $0.50 per share with a fair value on the grant date of $26,891 which was capitalized to the Los Zorros Property exploration and evaluation assets. The following assumptions were used for the Black-Scholes valuation of the stock options granted: Expected dividend rate – 0%; Expected stock price volatility – 120%; Risk-free interest rate – 1.64%; Expected life of options – 5 years.

During the year ended December 31, 2012, a total of 310,000 stock options expired with exercise prices ranging from $0.70 to $1.40. The expiries resulted in a decrease of $217,883 in the share-based payment reserve.

During the year ended December 31, 2012, a total of 525,000 stock options with an exercise price of $1.50 were forfeited. The forfeitures resulted in a decrease of $671,540 in the share-based payment reserve.

During the year ended December 31, 2011, the Company granted stock options to consultants, employees, directors and officers on a total of 2,825,000 shares at $0.70 to $1.50 per share with fair values on the grant dates of $3,400,912 of which $2,626,421 was expenses in the statement of comprehensive loss in the category “Stock-Based Compensation” and of which $774,491 was capitalized to the Los Zorros Property exploration and evaluation assets.

9.	Related party transactions

Professional fees – A former director of the Company, provided legal services to us through Leschert & Company Law Corporation which charged $204,147 (2011 - $65,982) for legal services during the year ended December 31, 2012.

Consulting fees – A former director of the Company, provided research and consulting services for the Company’s Board of Directors and charged $6,000 (2011 - $2,800) for consulting services during the year ended December 31, 2012.

Key management personnel compensation – During the year ended December 31, 2012, salaries for employees who were also directors or officers of the Company totalled $523,800 (2011 - $508,431), a $162,000 (2011 - $146,631) portion of which was capitalized to mineral exploration assets.

Extension of warrant terms – During the year ended December 31, 2012, the terms of warrants were extended by two years on 861,834 warrants with an exercise price of $0.35 per share and 10,164,000 warrants with an exercise price of $0.70 per share which are held by Sasan Sadeghpour, a control person of the Company, who became a director on September 10, 2012.

Reimbursement for legal fees – During the year ended December 31, 2012, pursuant to a settlement agreement dated September 10, 2012, $50.000 was paid to Sasco Partners, LP, controlled by Sasan Sadeghpour, a director of the Company, to reimburse for legal fees.

23

SAMEX MINING CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (EXPRESSED IN CANADIAN DOLLARS)

10.	Financial risk management

Financial Risk Management - The Company is exposed in varying degrees to a variety of financial instrument related risks.

Credit Risk – Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The Company’s bank accounts are held with a major bank in Canada and a major bank in Chile which is a subsidiary of a major Canadian bank. The Company’s cash is held by the major bank in Canada, and specific amounts are transferred to the bank in Chile as required to fund the Company’s budgeted exploration activities in these countries. As the majority of the Company’s cash is held by one bank in Canada, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies.

Currency Risk - The Company operates in Canada and Chile and is consequently exposed to foreign exchange risk arising from transactions denominated in foreign currency. The Company has obligations and commitments in other currencies including the Chilean peso and the U.S. dollar. Fluctuations in foreign currency exchange rates may affect the Company’s results of operations and the value of the Company’s foreign assets. The Company manages currency risk by closely monitoring relevant exchange rates and when possible, executes currency exchange transactions at times when exchange rates are most advantageous for the Company. The Company does not use hedging to manage its currency risk.

The following is an analysis of Canadian dollar equivalent of financial assets and liabilities that are denominated in Chilean pesos:

	December 31,
	2012	2011

Cash	$38,148	$201,017
Accounts receivable	5,500	4,110
Accounts payable	(124,644)	(8,520)

	$(80,996)	$196,607

As at December 31, 2012, a 10% change in the Chilean peso to Canadian dollar exchange rate would impact the Company’s net loss by $8,100.

Liquidity Risk - Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash.

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Price Risk – The Company is exposed to price risk with respect to commodity prices, particularly gold, silver and copper. The Company monitors commodity prices to determine the appropriate course of action to be taken by the Company.

Interest Rate Risk - Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company is not exposed to significant interest rate risk.

24

SAMEX MINING CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (EXPRESSED IN CANADIAN DOLLARS)

10.	Financial risk management (CONTINUED)

Capital Management - The Company identifies capital as cash and share capital. The Company raises capital through private placement and public share offerings. Capital is managed in a manner consistent with the risk criteria and policies provided by the board of directors and followed by management. All sources of financing are analyzed by management and approved by the board of directors. To maintain or adjust its capital structure, the Company may issue new shares, acquire or dispose of assets or adjust the amount of cash. The Company did not change its capital management policies during the year ended December 31, 2012.

The Company’s primary objectives when managing capital is to safeguard and maintain the Company’s financial resources for continued operations and to fund expenditure programs to further advance mineral interests. The Company is able to scale its expenditure programs and the use of capital to address market conditions by reducing expenditures and the scope of operations during periods of commodity pricing decline and economic downturn. There are no externally imposed capital restrictions.

Classification of financial instruments - Financial assets included in the statements of financial position are as follows:

	December 31’
	2012	2011

Cash	2,756,359	3,991,264
Loans and recievables
Other receivables	131,996	166,538
Financial assest classified at fair value
through profit or loss
Gold and silver bullion	642,690	5,807,372

	3,531,045	9,918,174

Financial liabilities included in the statements of financial position are as follows:

	December 31,
	2012	2011

Non-derivative financial liabilities
Trade payables and accrued liabilities	$193,848	$89,211

Fair value - The fair value of the Company’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities (cash and gold and silver bullion are Level 1 financial instruments);
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.
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SAMEX MINING CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (EXPRESSED IN CANADIAN DOLLARS)

10.	Financial risk management (CONTINUED)

The following is an analysis of the Company’s financial assets measured at fair value as at December 31, 2012 and 2011:

	As at December 31, 2012
	Level 1	Level 2	Level 3

Cash	$2,756,359	$-	$-
Gold and silver bullion	642,690	-	-

	$3,399,049	$-	$-

	As at December 31, 2011
	Level 1	Level 2	Level 3

Cash	$3,991,264	$-	$-
Gold and silver bullion	5,807,372	-	-

	$9,798,636	$-	$-

11.	Segmented information

The Company operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties.

The Company’s equipment and exploration and evaluations assets are located in the following geographic locations:

	As at December 31, 2012
	Canada	South America	Total

Equipment	$19,887	$82,340	$102,227
Exploration and evaluation assets	$-	$18,139,082	$18,139,082

	As at December 31, 2011
	Canada	South America	Total

Equipment	$20,498	$60,797	$81,295
Exploration and evaluation assets	$-	$12,397,911	$12,397,911

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SAMEX MINING CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (EXPRESSED IN CANADIAN DOLLARS)

11.	Segmented information (continued)

	As at December 31, 2012
	Canada	South America	Total

Equipment	$6,655	$18,060	$24,715
Exploration and evaluation assets	-	5,271,122	5,271,122

	$6,655	$5,289,182	$5,295,837

	As at December 31, 2011
	Canada	South America	Total

Equipment	$12,926	$88,583	$101,509
Exploration and evaluation assets	-	3,345,249	3,345,249

	$12,926	$3,433,832	$3,446,758

The additions to the Company’s equipment and exploration and evaluation assets were in the following geographic locations:

12.	EVENTS AFTER THE REPORTING DATE

Severance totaling $1,341,734 was paid to employees and a consultant of the Company that were terminated pursuant to a change in management effected January 15, 2013. Options on a total of 750,000 shares at $1.50 per share were forfeited pursuant to the terminations.

Subsequent to the year ended December 31, 2012, on April 2, 2013, U.S. $78,429 (CDN $79,590) was paid to Sasco Partners, LP, controlled by Sasan Sadeghpour, a director of the Company, as a reimbursement for legal fees.

13.  RESTATEMENT

During the year ended December 31, 2012, management concluded that the functional currency of Minera Samex Chile S.A. is the Chilean Peso and not the Canadian dollar as it was previously designated to be, and accounted for this accordingly.

In consideration of the effects of the difference in foreign exchange translation and to reflect the Chilean Peso being identified as the functional currency of Minera.Samex Chile S.A., the consolidated statements of financial position as at December 31, 2011 and January 1, 2011 and the consolidated statements of comprehensive loss and cash flows for the year ended December 31, 2011 have been restated to reflect the Chilean peso as the functional currency of Minera Samex Chile S.A.

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SAMEX MINING CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 (EXPRESSED IN CANADIAN DOLLARS)

13.  RESTATEMENT (CONTINUED)

The following adjustments were made to the consolidated statement of financial position as at December 30, 2011:

	As previously stated	Adjustment	As restated
Equipment	$110,917	$(29,622)	$81,295
Exploration and evaluation assets	13,625,896	(1,227,985)	12,397,911
Reserves	3,528,408	1,617,029	5,145,437
Deficit	$(32,996,161)	$125,364	$(32,870,797)

Total assets and total equity decreased by $1,257,607 as at December 31, 2011.

The following adjustments were made to the consolidated statement of financial position as at January 1, 2011:

	As previously stated	Adjustment	As restated
Equipment	$56,445	$(18,517)	$37,928
Exploration and evaluation assets	10,299,789	(231,418)	10,068,371
Reserves	3,267,329	(238,973)	3,028,356
Deficit	$(28,695,092)	$(10,963)	$(28,706,055)

Total assets and total equity decreased by $249,935 as at January 1, 2011.

The following adjustments were made to the consolidated statement of comprehensive loss as at December 30, 2011:

	As previously stated	Adjustment	As restated
Foreign exchange loss	$(137,909)	$136,328	$(1,581)
Translation loss	$-	$(1,143,999)	$1,143,999

Total comprehensive loss increased by $1,007,671 as at December 31, 2011. There was no change to loss per share due to the restatement as at December 31, 2011.

The following adjustments were made to the consolidated statement of cash flow as at December 30, 2011:

	As previously stated	Adjustment	As restated
Net loss	$(3,845,201)	$136,328	$(3,708,873)
Effect of foreign exchange on cash	$-	$(32,763)	$(32,763)

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